Exhibit 4.21

                               February ---, 2004

Industrial Development Bank of Israel Ltd.

Dear Sirs,

  Re: AMENDMENT OF ADDITIONAL CONDITIONS FOR GRANTING CREDITS - AMENDMENT NO. 3

Pursuant to Section 11.2 of the Additional Conditions for Granting Credits dated November 30, 2000, as amended by the Amendment of Additional Conditions for Granting Credits dated August 13, 2002 and the Amendment of Additional Conditions for Granting Credits dated July 30, 2003 (jointly the "Additional Conditions"), we hereby confirm our agreement to the amendment to the Additional Conditions as follows:

1. Notwithstanding any contrary terms contained in the Additional Conditions, the Utilized Credit shall be repaid as follows:

     2.1 Within 14 days of receipt of funds from a new equity raising the Borrower is in the process of finalizing, and which shall not be later than March 31, 2004 , the Borrower shall pay to the Bank the sum of
          (i) $170,000 and (ii) the sum of $71,006 being the difference between the overdue payments of principal and interest which were due by the Borrower on December 31, 2003 and the sum of US$ 48,994.4 which represented the exercise price of the 349,860 shares purchased by the Bank. Upon effecting of such payments, the then outstanding balance of the Utilized Credit shall be automatically reduced, by way of waiver of debt, by an additional amount of $170,000.

     2.2 The Bank shall have the right, exercisable at any time up to March 31, 2004, to demand in writing an additional payment of US$230,000, so that the amount to be repaid (excluding the sum of US$ 71,006) pursuant to Section 2.1 above shall be increased from $170,000 to $400,000 and shall be paid by the Borrower within 7 days from the date of the Bank's aforesaid demand and the equity referred to in Section
          2.1 is raised. In such event, the additional amount to be automatically reduced, by way of waiver of debt, from the Utilized Credit shall be $400,000 instead of $170,000.

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     2.3  The Utilized Credit balance, determined pursuant to the application of
          Sections 2.1 and 2.2, shall be repaid by grant of a new loan by the Bank to the Borrower in an amount equal to the Utilized Credit balance (the "New Loan") on the same conditions as the existing loan, as amended hereby, and the Additional Conditions shall apply, mutatis mutandis to the New Loan. The New Loan shall be granted upon execution of the payments pursuant to Sections 2.1, or 2.1 and 2.2 if applicable. The Borrower shall not be subject to any additional charges or costs as a result of grant of the New Loan.

     2.4 The New Loan shall be repaid by the Borrower, together with interest, in 48 equal and consecutive monthly payments, commencing March 1, 2005 and terminating on February 1, 2009.

     2.5 The New Loan shall bear interest at the rate of 12 month LIBOR + 4% calculated as from the date of grant of the New Loan.

     2.6 Interest accrued on the New Loan during the period from grant of the New Loan until February 28, 2005 shall be paid in one payment, on February 28, 2005.

     2.7 Notwithstanding the aforesaid in Section 2.3, if in respect of any fiscal year of the Borrower, the Borrower's annual report shows gross revenues of more than $10,000,000, the amount of each principal monthly payment referred to in Section 2.3 shall be increased by one-third, commencing from the first month after publication of the Borrower's annual report, and the Credit Period of 48 months shall be reduced accordingly.

3. In Section 1 of the Additional Conditions, the term "Maturity Date" shall be redefined as follows:

     ""Maturity Date" means the final date for repayment of the New Loan, as specified in the Amendment to the Additional Conditions dated February __, 2004."

4.   Section 5 of the Amended Conditions shall be deleted.

5. Except as modified hereby, the Additional Conditions shall remain operative and in effect without any change.

Please confirm your agreement to the above amendments to the Additional Conditions.

                                                Yours sincerely,

                                                e-SIM Ltd.

                                                By:    _______________

                                                Title: _______________

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We confirm our agreement to the above amendments to the Additional Conditions.

------------------------
Industrial Development Bank Of Israel ltd

By:      _______________

Title:   _______________